Wells Fargo Securities, LLC
UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
      on behalf of the several Underwriters
c/o Wells Fargo Securities, LLC
375 Park Avenue
New York, NY 10152
VIA EDGAR
July 24, 2009
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mailstop 3720, Washington, D.C. 20549
Attn.: Mr. Larry L. Greene, Staff Attorney
Tortoise Power and Energy Infrastructure Fund, Inc.
Registration Statement on Form N-2
File Nos. 333-145105 and 811-22106
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on June 25, 2009 and the Preliminary Prospectus dated June 25, 2009 began on June 25, 2009 and is expected to conclude at approximately 4:00 p.m., July 28, 2009, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 70,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.
     In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of shares of common stock of Tortoise Power and Energy Infrastructure Fund, Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m., Eastern Standard Time, on July 28, 2009, or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC
UBS SECURITIES LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED

on behalf of the several Underwriters

By: WELLS FARGO SECURITIES, LLC

By: /s/ Jerry Raio
Name: Jerry Raio
Title: Managing Director

By: UBS SECURITIES LLC

By: /s/ John Key
Name: John Key
Title: Managing Director

By: /s/ Todd Reit

Name: Todd Reit
Title: Managing Director

By: STIFEL, NICOLAUS & COMPANY,
INCORPORATED

By: /s/ T. Richard Kendrick, IV

Name: T. Richard Kendrick, IV
Title: Senior Managing Director